March 5, 2008

VIA EDGAR CORRESPONDENCE

Mr. Carlos Pacho
Senior Assistant Chief Accountant

Mr. Andrew Mew
Senior Staff Accountant

United States Securities and Exchange Commission
Mail Stop 3720
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:           Cognigen Networks, Inc.
Form 10-KSB for the fiscal year ended June 30, 2007
File No.  000-11730
Response to Staff Letter Dated February 21, 2008

Dear Messrs. Pacho and Mew:

We have reviewed the comments set forth in your letter dated February 21, 2008, regarding the Annual Report on Form 10-KSB (the “Annual Report”) of Cognigen Networks, Inc. (“Cognigen”) referenced above, and offer the following responses.  For ease of reference, each of our responses is preceded by a bolded restatement of the applicable comment set forth in your letter.

Item 8A. Controls and Procedures, page 22

1.
In light of your disclosure of material weakness over internal control structure, advise us how you could reasonably conclude that your disclosures control and procedures were effective as of the end of the period.

Due to the limited size of our management team and accounting staff (one person each) at the time we filed the Annual Report, we were not able to conclude that we maintained a system of internal control that did not have a material weakness.  Notwithstanding that determination, our single management employee had significant experience in disclosure procedures and practices.  We believe this experience, along with assistance from our SEC legal counsel, gave us a reasonable basis to conclude that our disclosure controls and procedures were effective at June 30, 2007.  Supplementally, we inform you that, as a result of our acquisition of Commission River, Inc. in November 2007 and the election of four new directors at our annual meeting of shareholders held in December 2007, we have added management and accounting personnel which have significantly enhanced our internal control structure.

Financial Statements and Notes

Note 9 – Related Party Activity, page F-22

2.
We note your disclosures in the first paragraph that “[p]rior to September 30, 2005, commission payments earned by Cantara were reflected as a reduction in the deferred commission payable.  After this, the payments earned by Cantara were reflected as commission expenses.”  In order for us to better understand your accounting policy, explain to us your GAAP basis in recognizing the payments prior to September 30, 2005 as a reduction in the deferred commission payable while any payments after that date would be recognized as commission expenses.  Clarify whether all payments to Cantara are reflected as commission expense after this date or only payments that relate to new down line agent sales.  In addition, if all payments are recognized as commission expense after this date, tell us how you accounted for the remaining deferred commission payable balance at September 30, 2005 that was originally established as a result of the Stock Redemption Agreement.

As we discussed in a telephone conversation on February 27, 2008, we refer you to correspondence dated April 25, 2005 from Gary L. Cook, our Chief Financial Officer, to the Staff, which addressed this issue.   In that correspondence, under Comment #7 “Stock Redemption Agreement” paragraphs b) and c), we explained our accounting policy regarding the Stock Redemption Agreement, as well as the generally accepted accounting principles we applied in recognizing payments prior to September 30, 2005 and thereafter.  Specifically, in paragraph c) of our correspondence, regarding monthly accounting, we provided the following information:

“On a monthly basis, commission is calculated and paid to Cantara based on the revenue entitlement outlined in the Stock Redemption Agreement.  The monthly accounting entry is to credit “Cash” or “AP” and debit “Deferred Commission Payable”. This entry will be made until the “Deferred Commission Payable” balance is reduced to zero, at which time the debit would be to “Marketing Commissions Expense” related to continuing operations.”

The “Deferred Commission Payable” balance originally established as a result of the Stock Redemption Agreement was reduced to zero on September 30, 2005 in accordance with our accounting policy outlined above.  After the “Deferred Commission Payable” balance was reduced to zero on September 30, 2005, all commission payments, including those pertaining to new down-line agents which were not significant, were debited to marketing commissions expense.  It is our intention to disclose in future filings with the Commission that on September 30, 2005 the “Deferred Commission Payable” balance was reduced to zero and all future payments are currently being charged to commission expense.

3.
Refer to the fourth paragraph.  We also note that you entered into an amended agreement with AFT and Cantara (the Cantara Purchase Agreement) on December 9, 2005, in which you had paid $150,000 to AFT as of June 30, 2007.  The $150,000 has been recognized as a deposit on the balance sheet and amortized to commission expenses over five years.  Under the Stock Purchase Agreement, the Stock Redemption Agreement was to terminate if the Company pays AFT a total of $1.5 million by March 15, 2011 pursuant to a schedule set forth in the Cantara Purchase Agreement, as amended.

a.	Tell us and disclose the business reasons behind the Cantara Purchase Agreement, and how it relates to the Stock Purchase Agreement or the Stock Redemption Agreement.

The Stock Redemption Agreement and the Cantara Purchase Agreement are two different agreements.  The Stock Redemption Agreement was entered into on November 21, 2001 for the purpose of acquiring 2,712,500 shares of our common stock.  We purchased these common shares from the Anderson Family Trust (“AFT”) in exchange for transferring to the Cantara Agency, then an affiliate of AFT, the right to become the up-line agent for all of our then existing agents and related down-line agents.

The “Cantara Purchase Agreement” was entered into on December 9, 2005 for the purpose of acquiring back these transferred rights to the commission payments that were originally transferred to the Cantara Agency under the Stock Redemption Agreement, plus the rights to other commission payments from new agents added subsequent to November 21, 2001.

The Cantara Agency was the largest sales agency engaged by Cognigen at the time we entered into the Cantara Purchase Agreement.  We felt it was prudent that we have more influence over the largest sales agency in our network, resulting in greater ability to reach our goals and objectives.  Thus, we offered to purchase the Cantara Agency and entered into the Cantara Agency Agreement.

b.	Tell us in more detail the significant terms of the Cantara Purchase Agreement. Advise us the nature of the $1.5 million payment and what it represents.

The significant terms of the Cantara Purchase Agreement are as follows:

On December 9, 2005, we entered into the Cantara Purchase Agreement, as amended, with the Andersen Family Trust (AFT), providing for our acquisition of the Cantara Agency for $1,550,000. Under the Cantara Purchase Agreement, the payment of commissions was to terminate if we paid AFT the full amount of the purchase price by March 15, 2011 pursuant to a schedule set forth in the Cantara Purchase Agreement, as amended.  AFT was to continue to receive 100% of the commission payments due to the Cantara Agency until December 29, 2006, at which time we would began receiving 10%

of the commission payments due the Cantara Agency and AFT would receive the balance of the commission payments payable to the Cantara Agency.  Thereafter, the percentage of commission payments AFT was scheduled to receive was to reduce as we made additional payments.  We had the right to prepay any unpaid amounts due at any time and stop all payments to the AFT under the Stock Redemption Agreement.

The purchase price of $1.550,000 for the Cantara Agency was determined through negotiations with the AFT and was based on, among other things, an independent appraisal performed by a third party.  At the time we executed the Cantara Purchase Agreement, we paid to AFT $50,000 as a down payment.  The Cantara Purchase Agreement incorporated a schedule of payments providing for the payment of the remaining $1,500,000.

After paying the down payment of $50,000 and an additional $100,000, given our negative cash position, in January 2007, we decided to terminate payments under the Cantara Purchase Agreement.  As such, we now own 10% of the commission payments due to the AFT; however, we no longer have a right to purchase the remaining 90% of the commission payments.  The $150,000 we paid to the AFT is classified as a deposit on our balance sheet as of June 30, 2007 and is being amortized to commission expense over an estimated term of recoverability of five years.   Subsequent to June 30, 2007, this deposit was reclassified as a long term intangible asset and is being amortized to commission expense over the remaining years of the estimated five-year recoverability period.   The five-year period was based on our estimate of the time it would take to receive additional commission payments as a result of the 10% interest purchased.

We perform periodic reviews of the recoverability of this intangible asset.  During the six months ended December 31 2007, we provided an additional amount of $87,310 of amortization expense due to an evaluation based on the expected future cash flows.

c.
Advise us your basis in capitalizing the $150,000 payment to AFT as a deposit and amortize it over five years.  Clarify why you have not expensed these payments pursuant to your policy of recognizing Cantara payments as commission expense after September 30, 2005.

Our original payments under the Cantara Purchase Agreement, totaling $150,000, were booked as deposits towards the full acquisition price of $1,550,000 payable for 100% ownership of the Cantara Agency from AFT.  These payments represented payments for future commission payments payable to the owner of the Cantara Agency.  They did not represent payments for the purchase of our common shares as was the case with commission payments under the Stock Redemption Agreement or regular commission payments due each month.    As such these amounts were capitalized and amortized over the estimated life of the commission payments.

As discussed in our telephone conversation on February 27, 2008, it is our intention to modify our disclosure in future annual and quarterly reports filed with the Commission for the purpose of clarifying the terms of the Stock Redemption Agreement and the

Cantara Purchase Agreement.  It is our hope that such modifications will enable readers to determine that we did not have a change in our accounting policy for payments under the Stock Redemption Agreement at September 30, 2005.

Additionally, by this letter, we also acknowledge that (i) Cognigen is responsible for the adequacy and accuracy of the disclosures in the Annual Report; (ii) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the Annual Report; and (iii) Cognigen may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that these answers will add clarity to our financial disclosures in our financial statements specifically relating to your question items.  If you should require any further information for clarification, you may contact me at your convenience at 303-748-6305.

Sincerely,

/s/Gary L. Cook
Gary L. Cook
Chief Financial Officer
Cognigen Networks, Inc.

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